PROFIT FUNDS INVESTMENT TRUST

December 14, 2010

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Profit Funds Investment Trust (the “Trust”)
File Nos. 811-07677 and 333-06849
Response to Commission’s Comments on Post-Effective Amendment No. 19 on Form N-1A

Ladies and Gentlemen:

Ms. Patricia Williams of the Commission staff contacted us to provide comments on Post-Effective Amendment No. 19 to the Trust’s registration statement on Form       N-1A, which was filed with the Commission on October 1, 2010.  During our discussion with Ms. Williams, we asked if the Commission staff would take issue with the Trust changing the name of the “Profit Small Cap Fund” to the “Profit Opportunity Fund”.  Ms. Williams stated that she had no objection to the name change.  As a result, our responses will use the new name, “Profit Opportunity Fund” instead of “Profit Small Cap Fund.”  The following are the comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUS - GENERAL

1.	Comment: Remove the name of the Adviser and the Trust’s contact information from the front cover of the Prospectus.

Response: The requested changes have been made.

2.	Comment: Change the heading “Risk/Return Summaries” in the Table of Contents and on page 1 of the Prospectus to “Fund Summaries”.

Response: The heading has been changed to “Fund Summaries”.

3.
Comment:  In the “Tax Information” section of the Fund Summaries, disclose that shareholders investing through tax-deferred arrangements might be taxed later upon withdrawal of monies from those accounts.

Response:  Disclosure has been added to the “Tax Information” section of the Fund Summaries stating “If you are investing through a tax-deferred arrangement, you may be taxed later upon withdrawal of monies from those accounts.”

PROSPECTUS – PROFIT FUND

4.
Comment:   Clarify in the “Annual Fund Operating Expenses” table whether or not the expense limitation arrangement is part of the Management Agreement and explain who has the authority to terminate this arrangement.

Response:   The expense limitation arrangement is an addendum to the Management Agreement.  The Management Agreement may be terminated by shareholders, the Board of Trustees, or the Adviser.  The Adviser is not obligated to continue the expense limitation arrangement if it decides to resign or is terminated by the Board and/or shareholders as investment adviser to the Fund.  The text in italics has been added to footnote 1 to address your comments.

(1)
The Adviser has contractually agreed until at least February 1, 2012 to waive Management Fees and/or reimburse Other Expenses so that the Profit Fund’s annual ordinary operating expenses do not exceed 1.35% of the Fund’s average daily net assets.  This arrangement, which is an addendum to the Management Agreement, will terminate if the Management Agreement between the Trust and the Adviser is terminated.  The Trust, Fund shareholders or the Adviser may terminate the Management Agreement upon 60 days written notice.

5.	Comment: Remove footnote 2 to the “Annual Fund Operating Expense” table.

Response:   We respectfully decline to remove footnote 2 from the table.  Footnote 2 discloses the Adviser’s commitment, beginning with effective date of this Registration Statement, to cap the Profit Fund’s expenses at 1.35% per annum.  Prior to the effective date of this Registration Statement, the Adviser agreed to cap the Profit Fund’s expenses at 1.75% per annum.  It is our position that Item 3, instruction 3(d)(ii), requires the Trust to restate the Profit Fund’s expenses at the agreed upon cap of 1.35% to ensure shareholders or potential shareholders are apprised of this arrangement.

PROSPECTUS – PROFIT OPPORTUNITY FUND

6.
Comment:   Clarify in the “Annual Fund Operating Expenses” table whether or not the expense limitation arrangement is part of the Management Agreement and who has the authority to terminate this arrangement.

Response:   Disclosure has been added clarifying that the fee reduction and/or expense reimbursement arrangement with the Profit Opportunity Fund is not part of the Management Agreement.   With regards to the comment regarding who has the authority to terminate the arrangement, we believe the current disclosure is adequate.  The current disclosure sets forth the termination provision as written in the Expense Limitation Agreement.  The text in italics has been added to footnote 2 to address your comments.

(2)
The Adviser has entered into a separate Expense Limitation Agreement (the “Agreement”) pursuant to which it has contractually agreed until at least February 1, 2014 to reduce Management Fees and/or reimburse Other Expenses so that the Opportunity Fund’s annual ordinary operating expenses (excluding Acquired Fund Fees and Expenses, brokerage commissions, taxes, interest expense, and any extraordinary expenses) do not exceed 1.60% of the Fund’s average daily net assets. Any fee reductions and/or expense reimbursements by the Adviser are subject to repayment by the Opportunity Fund for a period of three years from the end of the fiscal year during which such fee reductions or expense reimbursements occurred, provided the repayment to the Adviser does not cause the Fund’s aggregate ordinary operating expenses to exceed the expense limitation. The Agreement may be terminated by the Trust or the Adviser upon not less than 60 days’ prior written notice, provided, however, that (i) the Adviser may not terminate the Agreement without the approval of the Board of Trustees, and (ii) the Agreement terminates automatically if the Adviser ceases to serve as the Opportunity Fund’s investment adviser. The Adviser will have no claim against the Opportunity Fund and the Opportunity Fund will not reimburse the Adviser for any unpaid amounts if the Agreement is terminated.

7.	Comment: Remove all of the text following the first sentence in the “Performance Summary” section.

Response:   The requested change has been made.

STATEMENT OF ADDITIONAL INFORMATION

8.
In the section Trustees and Officers, revise the column heading of the fourth column to state “Principal Occupation(s) During the Past 5 Years and Directorships of Public Companies Within the Past 5 Years” (new text underlined) and confirm that other directorships held by each Trustee during that time are disclosed.

Response:  The requested change has been made and the Trust has confirmed that the current disclosure is accurate.

The Trust has authorized me to acknowledge to you that:

(a)	The Trust is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff of the Securities and Exchange Commission (the “Staff”);

(b)	Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact the undersigned at 513-587-3406.

Sincerely,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary